Exhibit 12.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2009	2008	2007	2006	2005

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3883	0.3709	0.3910	0.3897	0.3689
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6117	0.6291	0.6090	0.6103	0.6311
Pre-Tax Preferred Stock Dividends	$2,158	$2,098	$2,167	$2,163	$2,092

FIXED CHARGES:
Interest Expense	$43,649	$46,707	$48,333	$47,593	$42,021
Amortization of Debt Premium, Discount and Expense	413	450	562	578	821
Interest Component of Rentals	1,539	1,609	1,600	1,429	1,506

Total Fixed Charges	45,601	48,766	50,495	49,600	44,348
Pre-Tax Preferred Stock Dividends	2,158	2,098	2,167	2,163	2,092

Total Fixed Charges and Preferred Stock Dividends	$47,759	$50,864	$52,662	$51,763	$46,440

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$121,693	$117,843	$109,220	$96,014	$107,392
Add:
Income Taxes	77,274	69,491	70,137	61,313	62,761
Total Fixed Charges	45,601	48,766	50,495	49,600	44,348

Total Earnings	$244,568	$236,100	$229,852	$206,927	$214,501

Ratio of Earnings to Fixed Charges and Preferred Dividends	5.1	4.6	4.4	4.0	4.6